[redacted]

05013078

82-264

(English Translation)

The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2005

SANYO Electric Co., Ltd.

1. Date of The Board of Directors : Nov 18, 2005
2. Payable date for interim dividends : –

[1] Consolidated Results

(1) Business Results for The Six Months ended September 30, 2005 and 2004

	Millions of Yen		
	2005	2004	Change
Net sales	¥ 1,187,483	¥ 1,265,551	-6.2 %
Operating income	-26,519	38,994	-
Income before income taxes and minority interests	-123,874	18,297	-
Net income	-142,525	3,401	-

		Yen	
		2005	2004
Net income per share	: Basic	¥ -76.85	¥ 1.83
	: Diluted	-76.85	1.83

(2) Financial Position as of September 30, 2005 and 2004

	Millions of Yen	
	2005	2004
Total assets	¥ 2,497,078	¥ 2,732,576
Stockholders' equity	165,702	488,067
Stockholders' equity as a % of total assets	6.6 %	17.9 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2006

Net sales	¥ 2,440,000 Mil.
Net income	¥ -233,000 Mil.

dw 12/7

[2] Non-consolidated Results

(1) Business Results for The Six Months ended September 30, 2005 and 2004

	Millions of Yen		
	2005	2004	Change
Net sales	¥ 646,479	¥ 731,885	-11.7 %
Operating income	-30,205	8,600	-
Ordinary income	-31,653	8,345	-
Net income	-255,322	3,463	-
	Yen		
Net income per share : Basic	¥ -137.66	¥ 1.87	
Cash dividends declared	-	¥ 3.00	

(2) Financial Position as of September 30, 2005 and 2004

	Millions of Yen	
	2005	2004
Total assets	¥ 1,133,072	¥ 1,499,479
Stockholders' equity	226,872	567,924
Stockholders' equity as a % of total assets	20.0 %	37.9 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2006

Net sales	¥1,390,000 Mil.
Ordinary income	¥ -38,000 Mil.
Net income	¥ -344,000 Mil.